UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number: 001-33838

DOMINION DIAMOND CORPORATION
(Translation of registrant's name into English)

P.O. Box 4569, Station A
Toronto, ON, Canada M5W 4T9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]                                Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]                                No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 31st day of March, 2017.

DOMINION DIAMOND CORPORATION
(Registrant)

By:	/s/ JILL ROWE
Name: Jill Rowe
Title: Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	News release dated March 31, 2017 - Dominion Diamond Corporation files Technical Report for the Diavik Diamond Mine

99.2	Technical Report of Dominion Diamond Corporation dated March 27, 2017 entitled “Diavik Diamond Mine, Northwest Territories, Canada NI 43-101 Technical Report” with effect from January 31, 2017